Marathon Bar Corp.

427 N. Tatnall St. #32607

Wilmington DE 19801-2230

Tel: (866) 365-8141

Fax:(866) 365-8141

February 1, 2012

By Edgar

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Washington DC 20549

Re:	Marathon Bar Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 13, 2012
File No. 333-178230

Dear Mr. Schwall:

Marathon Bar Corp. acknowledges receipt of the letter dated January 31, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Fourth Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Amendment No. 3 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

1.	We note your response to our prior comment 7 and partially reissue our comment. The tabular disclosure for your plan of operations if 50% of shares are sold continues to have clerical errors. For example, your Legal and Regulatory Research Activity by quarter does not sum up to the amount presented in the Total column. Please revise your disclosure to ensure all sums presented are clerically accurate.

Response:         Revised. We have revised our tabular disclosure on page 25 of the Third Amended Draft to ensure that the sums presented are clerically accurate and the quarterly amounts provided in our tabular presentation for our Plan of Operations of the Third Amended Draft. Please see the Fourth Amended Draft.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

Mr. Israel Menahem Vizel
President and Chief Financial Officer.

VIA EDGAR

cc:         Caroline Kim, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance – Edgar

Norman von Holtzendorff, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance – Edgar

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